SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Technological Condominium at São Carlos to receive Goodrich unit

Company is installed in area partially occupied by the airline's maintenance center and by the TAM Museum

São Paulo, October 28, 2009 – (NYSE:TAM, BOVESPA: TAMM4) Our Technological Condominium at São Carlos, in the interior of the State of São Paulo, announced today the start of operations of Goodrich do Brasil, the first international company to be installed in an area already partially occupied by our Technological Center, which is a business unit of MRO (Maintenance, Repair and Overhaul), and by the TAM Museum. The Goodrich Corporation is a worldwide supplier of systems and services for aerospace, defense and homeland security markets. The unit operating at São Carlos will be providing services to TAM itself, as well as to other airlines.

"The installation of Goodrich at our Technological Condominium represents an important step towards increasing our competitiveness in terms of maintenance costs. We are certain that the synergy created by this integration of the supply chain will bring benefits both for TAM as well as for the other companies that will be starting up operations at the aeronautical complex," declares our Vice President for MRO, Ruy Amparo.

Bob Gustafson, vice president and general manager of aftermarket services for Goodrich Aerostructures, said: “Goodrich do Brasil is a clear demonstration of our commitment to serving customers with speed and ease. We announced our intent to establish a MRO facility in Brazil back in 2007 as part of a service agreement with TAM, and we see great long-term growth potential in the Latin American and Caribbean market.”

The Technological Condominium is anticipating the installation of companies in 22 lots of 18 thousand square meters each, within our complex at São Carlos, which occupies a total area of 4.6 million square meters. The occupants of the facility will operate independently, but will be sharing all of the local infrastructure, including services for security, cleaning, food, runways and hangars for aircraft, as well as technical services such as painting, electroplating and the machine shop, among others, with the observance of best practices for environmental preservation.

The accommodation of new occupants will be carried out in accordance with the strategic project guidelines of the facility, whose focus is on giving priority to companies that have synergies with our productive chain, or that have a strong connection to the aeronautical sector.

Technological Center
Our Technological Center at São Carlos is certified by the aviation authorities of the United States (the Federal Aviation Administration - FAA), Europe (the European Aviation Safety Agency - EASA), Brazil (Agência Nacional de Aviação Civil - ANAC) and a number of countries in South America to perform all major scheduled maintenance (checks C and D), except on engines, on Airbus A318/319/A320/A321 and A330 aircraft, along with the Boeing B767, both for its own fleet and those of others, as well as Fokker-100 planes.

Since January of 2007, we have held IOSA certification (IATA Operational Safety Audit), the most complete and accepted international attestation of operational safety. The IOSA audit encompasses more than 950 requirements in an airline's eight operational areas, including aircraft engineering and maintenance, among others.

Since it's inauguration in 2001, our complex at São Carlos has already received more than R$200 million in investments. In addition to its maintenance hangars, the complex houses workshops for carrying maintenance in more than 3,000 aircraft components, from navigational computer systems to landing gears.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM (www.tam.com.br):
We have been the leader in the Brazilian domestic market for more than four years, and held a 44.1% domestic market share and 87.3% international market share at the end of September 2009. TAM operates regular flights to 42 destinations throughout Brazil. It serves 79 different cities in the domestic market through regional alliances. Operations abroad include our flights to 17 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.1 million subscribers and has awarded more than 8.5 million tickets.

About Goodrich Corporation: (www.goodrich.com)

Goodrich Corporation, a Fortune 500 company, is a global supplier of systems and services to aerospace, defense and homeland security markets. With one of the most strategically diversified portfolios of products in the industry, Goodrich serves a global customer base with significant worldwide manufacturing and service facilities.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.